PRESS RELEASE

BROOKFIELD PROPERTIES PRESIDENT STEVE DOUGLAS RESIGNS
TO BECOME CFO OF GENERAL GROWTH

NEW YORK, July 26, 2010 – Brookfield Properties Corporation (NYSE, TSX: BPO) announced today that Steven J. Douglas has resigned as President of the company, effective immediately, to assume the position of Executive Vice President and Chief Financial Officer/Director of Accounting and Finance at General Growth Properties (NYSE: GGP).

Ric Clark, Brookfield’s Chief Executive Officer, stated, “We thank Steve for his invaluable contributions to the success of Brookfield Properties and wish him well as he  joins General Growth which is being recapitalized by our principal shareholder, Brookfield Asset Management.”

The position of President at Brookfield Properties will remain open for the immediate future.

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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current managed portfolio is comprised of interests in 93 properties totaling 70 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfield.com